UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
 _______________________________________
SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 4)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
 _______________________________________
Liberty Media Corporation
(Name of Issuer)
Series A Liberty Formula One Common Stock, par value $0.01 per share
(Title of Class of Securities)
531229870
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

CUSIP No. 531229870

1	NAME OF REPORTING PERSONS Ancient Art, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 464,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,103

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% **
12	TYPE OF REPORTING PERSON* PN, IA

* **	SEE INSTRUCTIONS BEFORE FILLING OUT SEE ITEM 4(b).

CUSIP No. 531229870

1	NAME OF REPORTING PERSONS Trango II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 464,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,103

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% **
12	TYPE OF REPORTING PERSON* OO, HC

* **	SEE INSTRUCTIONS BEFORE FILLING OUT SEE ITEM 4(b).

CUSIP No. 531229870

1	NAME OF REPORTING PERSONS Quincy J. Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 464,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 464,103

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9% **
12	TYPE OF REPORTING PERSON* IN, HC

* **	SEE INSTRUCTIONS BEFORE FILLING OUT SEE ITEM 4(b).

AMENDMENT NO. 4 TO SCHEDULE 13G
This Amendment No. 4 to Schedule 13G (this “Amendment No. 4”) is being filed to update the information set forth in the initial Schedule 13G filed with the Securities and Exchange Commission on January 30, 2019, as amended on February 11, 2019, as amended on February 16, 2021, and as amended on February 14, 2022 (the “Schedule 13G”). This Amendment No. 4 relates to shares of Series A Liberty Formula One Common Stock, par value $0.01 per share (the “Common Stock”), of Liberty Media Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Ancient Art, L.P. (“Ancient Art”), a Texas limited partnership, as the investment manager to Teton Capital Partners, L.P. (the “Fund”), (ii) Trango II, L.L.C. (“Trango”), a Texas limited liability company, as the general partner of Ancient Art, and (iii) Quincy J. Lee, the principal of Trango (collectively, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.
Liberty Media Corporation (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
12300 Liberty Boulevard
Englewood, Colorado 80112

Item 2(a)	Name of Person Filing.
(i) Ancient Art, L.P. (“Ancient Art”), (ii) Trango II, L.L.C. (“Trango”) and (iii) Quincy J. Lee.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
500 West 5th Street, Suite 1110
Austin, Texas 78701

Item 2(c)	Citizenship or Place of Organization.
Ancient Art is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

Item 2(d)	Title of Class of Securities.
Series A Liberty Formula One Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
531229870

Item 3		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owner of 464,103 shares of Common Stock held by the Fund.

(b)
The Reporting Persons may be deemed the beneficial owners of 1.9% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) 464,103, the number of shares of Common Stock held by the Fund, by (ii) 23,974,078, the number shares of Common Stock issued and outstanding as of October 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

(c)	The Reporting Persons have the shared power to vote and dispose of the 464,103 shares of Common Stock held by Fund.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023

Ancient Art, L.P.

By: Trango II, L.L.C., its general partner

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

Trango II, L.L.C.

By:	/s/ Quincy J. Lee
Name:	Quincy J. Lee
Title:	Manager

/s/ Quincy J. Lee
Quincy J. Lee